SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             AMERICAN SKIING COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                   0000296541
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                                 (CUSIP Number)

                                                     with   a  copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 11, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        0000296541

 1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)               Not
          (b)               Applicable
________________________________________________________________________________
     3) SEC Use Only
________________________________________________________________________________
     4) Source of Funds (See Instructions): WC
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
     6) Citizenship or Place of Organization: United States

     Number of                    7) Sole Voting Power:                 *
                                     ___________________________________________
     Shares Beneficially          8) Shared Voting Power:               *
     Owned by                        ___________________________________________
     Each Reporting               9) Sole Dispositive Power:            *
                                     ___________________________________________
     Person With:                10) Shared Dispositive Power:          *

     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
3,494,671*
________________________________________________________________________________
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
     13) Percent of Class Represented by Amount in Row (11): 19.8%*
________________________________________________________________________________
     14) Type of Reporting Person (See Instructions): IA, IN
________________________________________________________________________________

*The person filing this statement is Stephen Feinberg. Stephen Feinberg, indirectly through one or more partnerships or other entities (the "Management Entities"), possesses voting and investment authority over all securities of American Skiing Company (the "Company") held by Madeleine LLC ("Madeleine"), Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and various other persons and entities for which he possesses certain investment authority (the "Funds"). See Item 5 for further information.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 26, 1998, as of June 10, 1998 there were issued and outstanding 15,505,044 shares of Common Stock of the Company. As of August 11, 1998, Cerberus was the holder of 288,600 shares of Common Stock of the Company, International was the holder of 694,200 shares of Common Stock of the Company, Ultra was the holder of 49,500 shares of Common Stock of the Company and the Funds in the aggregate were the holder of 320,500 shares of Common Stock of the Company. In addition, as of August 11, 1998, Madeleine was the holder of 36,626 shares of 10 1/2% Preferred Stock of the Company, which are convertible in the aggregate into 2,141,871 shares of Common Stock of the Company. Stephen Feinberg, indirectly through the Management Entities, possesses voting and investment authority over all securities of the Company held by Madeleine, Cerberus, International, Ultra and the Funds.

     Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 3,494,671 shares of Common Stock of the Company, or 19.8% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

     The only transactions in shares of Common Stock of the Company, or securities convertible into shares of Common Stock of the Company, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D Amendment No. 5 by Mr. Feinberg as of August 10, 1998, were the August 11, 1998 purchases by (i) Cerberus of 56,400 shares, (ii) International of 135,700 shares, (iii) Ultra of 9,700 shares, and
(iv) the Funds in the aggregate of 62,700 shares, each of which were effected in an ordinary brokerage transaction at a purchase price of $8.25 per share.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            August 28, 1998


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of  Madeleine  LLC,   Cerberus
                                            International,  Ltd., Ultra Cerberus
                                            Fund, Ltd. and the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).